SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 October 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Management Appointment dated 08 October 2007

99.1

8 October 2007

   InterContinental Hotels Group (IHG) announces new chief marketing officer

InterContinental Hotels Group PLC (IHG) (Lon: IHG; NYSE: IHG (ADRs)) today announces Tom Seddon as chief marketing officer, effective 1 November.

Seddon, 39, will join IHG's Executive Committee, reporting directly to chief executive Andrew Cosslett.  He replaces Peter Gowers who was recently appointed chief executive of IHG's Asia Pacific region.

Seddon joins from restaurant business SUBWAY (R) where he was chief executive of the company's franchisee advertising fund trust, heading up worldwide sales and marketing activity.

Prior to that, Seddon worked for IHG in the United States in a number of senior roles including senior vice president, Americas brand performance from 2002-2004 and prior to that was responsible for the company's distribution channels and global revenue management as senior vice president of strategic services.

He also headed up sales and marketing for the Holiday Inn brand family in the
Americas from 1997-2000.

Earlier in his career Seddon held senior positions at Mercer Management
Consulting and at Motorola Communications in the UK.

Andrew Cosslett, chief executive, said: "We are delighted to welcome Tom back to
IHG. He is well known and well respected throughout the industry. I am confident his deep knowledge of our business together with the fresh perspective he will have gained over the three years he has been away will serve him and the company very well."

Seddon holds a Bachelor of Science (BSc) and a Master of Engineering in
Electrical and Electronic Engineering from the University of Bath.

He is married with two children and will relocate with his family from
Connecticut in the USA to the UK to take up his new position.

Notes to Editors:

InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 3,800 hotels and more than 563,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental(R) Hotels & Resorts, Crowne Plaza(R) Hotels &
Resorts, Holiday Inn(R) Hotels and Resorts, Holiday Inn Express(R), Staybridge
Suites(R), Candlewood Suites(R) and Hotel Indigo(R), and also manages the world's largest hotel loyalty programme, Priority Club(R) Rewards with over 33 million members worldwide.

The company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards programme at
www.priorityclub.com.

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

For further information, please contact:
Investor Relations (Paul Edgecliffe-Johnson; Heather Ward): +44 (0) 1753 410 176
Media Affairs (Leslie McGibbon; Claire Williams):           +44 (0) 1753 410 425
                                                            +44 (0) 7808 094 471

  High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of Tom Seddon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 October 2007